File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

MUZINICH BDC, INC.; MUZINICH CORPORATE LENDING INCOME FUND, INC.; MUZINICH & CO., INC.; MUZINICH BDC ADVISER, LLC; MUZINICH DIRECT LENDING ADVISER, LLC; MUZINICH & CO. (IRELAND) LIMITED; MUZINICH & CO. SGR S.P.A.; MUZINICH & CO. LTD.; MUZINICH BDC HOLDINGS, LLC; MUZINICH CORPORATE LENDING HOLDINGS, LLC; MUZINICH US PRIVATE DEBT II, SCSP; MUZINICH ALTERNATIVE INVESTMENT FUNDS, SCSP-RAIF – THE NEST SUB FUND; MUZINICH US PRIVATE DEBT-W LP; MLOAN SICAV, S.A.; MUZINICH PAN-EUROPEAN PRIVATE DEBT II, SCSP; MUZINICH PAN-EUROPEAN PRIVATE DEBT FUND III, SCSP; MUZINICH DIVERSIFIED ENTERPRISES CREDIT II, SCSP; MUZINICH DIVERSIFIED ENTERPRISES CREDIT III, SCSP; MUZINICH ASIA PACIFIC PRIVATE DEBT I, SCSP; MUZINICH EUROPEAN PRIVATE CREDIT ELTIF SICAV, S.A.; TYERSALL REAL ASSETS PRIVATE DEBT, SCSP; MLOAN (ITALY); MUZINICH AVIATION SPECIAL OPPORTUNITIES I, SCSP

450 Park Avenue

New York, New York 10022

(212) 888-3413

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Paul Fehre

Muzinich & Co., Inc.

450 Park Avenue

New York, New York 10022

(212) 888-3413

compliance@muzinich.com

Copies to:

Steven B. Boehm, Esq.

Payam Siadatpour, Esq.

Anne G. Oberndorf, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

Telephone: (202) 383-0100

anneoberndorf@eversheds-sutherland.us

December 17, 2025

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission to Muzinich BDC, Inc., et al. on March 2, 2021 under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Prior Order”)2, with the result that no person will continue to rely on the Prior Order if the Order is granted.

a.	The Existing Regulated Funds

•	Muzinich BDC, Inc. (“BDC I”). BDC I is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act; and

•	Muzinich Corporate Lending Income Fund, Inc. (“MLend” and, together with BDC I, the “Existing Regulated Funds”). MLend is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act.

b.	The Existing Wholly-Owned Subsidiaries

•	Muzinich BDC Holdings, LLC, a Wholly-Owned Investment Sub (as defined below) of BDC I (the “BDC I Wholly-Owned Subsidiary”); and

•	Muzinich Corporate Lending Holdings, LLC, a Wholly-Owned Investment Sub of MLend (the “MLend Wholly-Owned Subsidiary” and, together with the BDC I Wholly-Owned Subsidiary, the “Existing Wholly-Owned Subsidiaries”).

c.	The Existing Advisers

•	Muzinich BDC Adviser, LLC (“BDC I Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), on behalf of itself and its successors;[3]

•	Muzinich Direct Lending Adviser, LLC (“MLend Adviser”), a registered investment adviser under the Advisers Act, on behalf of itself and its successors;

•	Muzinich & Co. Ltd. (the “UK Manager”), a foreign private adviser not required to register under the Advisers Act, on behalf of itself and its successors;

•	Muzinich & Co. (Ireland) Limited (“Muzinich Ireland”), a foreign private adviser not required to register under the Advisers Act, on behalf of itself and its successors;

•	Muzinich & Co. SGR S.p.A. (“Muzinich SGR”), a foreign private adviser not required to register under the Advisers Act, on behalf of itself and its successors; and

•	Muzinich & Co., Inc. (“Muzinich” and collectively with BDC I Adviser, MLend Adviser, the UK Manager, Muzinich Ireland, and Muzinich SGR, the “Existing Advisers”), a registered investment adviser under the Advisers Act, on behalf of itself and its successors.

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	Muzinich BDC, Inc., et al. (File No. 812-15086), Release No. IC-34186 (February 2, 2021) (notice), Release No. IC-34219 (March 2, 2021) (order).

[3]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

d.	The Existing Affiliated Funds

•	The investment vehicles set forth in Schedule A hereto, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds,” and collectively with the Existing Regulated Funds, the Existing Wholly-Owned Subsidiaries, and the Existing Advisers, the “Applicants”).[4]

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

[4]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[5]	“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]	“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.
To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[8]	“Adviser” means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II. GENERAL DESCRIPTION OF THE APPLICANTS

A. The Existing Regulated Funds

BDC I. BDC I is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. BDC I was organized in Delaware as a corporation on May 29, 2019 and has offered and sold its common stock in private placement transactions pursuant to certain exemptions of the Securities Act of 1933, as amended (the “Securities Act”) and the laws of the states and jurisdictions where any offering is made. BDC I has made an election to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. BDC I’s principal place of business is 450 Park Avenue, New York, New York 10022. The BDC I Wholly-Owned Subsidiary is a Wholly-Owned Investment Sub.

MLend. MLend is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. MLend was organized in Delaware as a corporation on July 3, 2023 as Muzinich Direct Lending Income Fund, Inc. and changed its name to Muzinich Corporate Lending Income Fund, Inc. on August 25, 2023. MLend has offered and sold its common stock in private placement transactions pursuant to certain exemptions of the Securities Act and the laws of the states and jurisdictions where any offering is made. MLend has made an election to be treated as a RIC under Subchapter M of the Code and intends to continue to make such election in the future. MLend’s principal place of business is 450 Park Avenue, New York, New York 10022. The MLend Wholly-Owned Subsidiary is a Wholly-Owned Investment Sub.

The investment objective of each of the Existing Regulated Funds is to generate current income and, to a lesser extent, capital appreciation through investments in secured debt, including first lien, second lien and unitranche debt, as well as unsecured debt, including mezzanine debt and, to a lesser extent, in equity instruments of private companies.10 Each of the Existing Regulated Funds invests primarily in privately owned U.S. middle-market companies that require capital for growth, acquisitions, recapitalizations, refinancings and leveraged buyouts by seeking to partner with strong management teams executing long-term growth strategies that have creditworthy businesses. The Existing Regulated Funds intend to achieve their respective investment objective through their respective Adviser’s and its affiliates’ networks of relationships with financial intermediaries (including local and regional investment banks), private equity investment firms, lawyers, accountants, experienced senior management teams and other middle-market lenders.

The business and affairs of each of the Existing Regulated Funds are managed under the direction of its respective board of directors (the “BDC I Board” and the “MLend Board,” respectively, and together with any Future Regulated Fund’s board of directors, the “Board”). The Board of each of the Existing Regulated Funds consists of five members, three of whom are not “interested persons” of the respective Existing Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.11 The Board of each of the Existing Regulated Funds has delegated daily management and investment authority of such fund to its respective Adviser pursuant to respective investment advisory agreements. An affiliate of BDC I Adviser and MLend Adviser, Muzinich, provides experienced investment professionals and services to each of BDC I Adviser and MLend Adviser pursuant to respective resource sharing agreements.

[10]	MLend may also invest in more liquid credit instruments or other types of investments, including debt instruments of foreign companies, large U.S. companies, and publicly held U.S. middle-market companies, broadly syndicated loans, collateralized loan opportunities, securities of other RICs, and bridge financings.
[11]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

B. The Existing Advisers

BDC I Adviser. BDC I Adviser is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, and serves as the investment adviser to BDC I pursuant to an investment advisory agreement. BDC I Adviser has aggregate regulatory assets under management of approximately $152.8 million as of December 31, 2024. Subject to the overall supervision of the Board of BDC I, BDC I Adviser manages the day-to-day operations of, and provides investment advisory and management services to, BDC I. Under the terms of BDC I Adviser’s investment advisory agreement with BDC I, BDC I Adviser: (i) determines the composition of the investment portfolio of BDC I, the nature and timing of the changes to such portfolio and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of investments (including performing due diligence on prospective portfolio companies); (iii) closes and monitors investments; and (iv) determines the securities and other assets to be purchased, retained or sold. BDC I Adviser’s services under its investment advisory agreement with BDC I are not exclusive, and it is free to furnish similar services to other entities.

MLend Adviser. MLend Adviser is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act and serves as the investment adviser to MLend pursuant to an investment advisory agreement. MLend Adviser has aggregate regulatory assets under management of approximately $101.1 million as of December 31, 2024. Subject to the overall supervision of the Board of MLend, MLend Adviser manages the day-to-day operations of, and provides investment advisory and management services to, MLend. Under the terms of MLend Adviser’s investment advisory agreement with MLend, MLend Adviser: (i) determines the composition of the investment portfolio of MLend, the nature and timing of the changes to such portfolio and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of investments (including performing due diligence on prospective portfolio companies); (iii) closes and monitors investments; and (iv) determines the securities and other assets to be purchased, retained or sold. MLend Adviser’s services under its investment advisory agreement with MLend are not exclusive, and it is free to furnish similar services to other entities.

The UK Manager. The UK Manager is a private limited company organized under the laws of the United Kingdom. The UK Manager is registered with the Financial Conduct Authority. The UK Manager is a foreign private adviser that is not required to register as an investment adviser under the Advisers Act and provides certain investment management or advisory services to certain Existing Affiliated Funds as listed on Schedule A.

Muzinich Ireland. Muzinich Ireland is a limited company organized under the laws of Ireland that is not required to register as an investment adviser under the Advisers Act. Muzinich Ireland is a wholly owned subsidiary of the UK Manager. Muzinich Ireland is regulated by the Central Bank of Ireland. Muzinich Ireland is a foreign private adviser under the Advisers Act and serves as an alternative investment fund manager to certain Existing Affiliated Funds as listed on Schedule A.

Muzinich SGR. Muzinich SGR is an asset management company (società di gestione del risparmio, SGR) organized under the laws of Italy that is not required to register as an investment adviser under the Advisers Act. Muzinich SGR is a wholly owned subsidiary of the UK Manager. Muzinich SGR is regulated by the Bank of Italy and supervised by the Bank of Italy and the Commissione Nazionale per le Società e la Borsa (CONSOB). Muzinich SGR is a foreign private adviser under the Advisers Act and provides certain investment management or advisory services to certain Existing Affiliated Funds as listed on Schedule A.

Muzinich. Muzinich is a Delaware corporation that is registered as an investment adviser under the Advisers Act and serves as the investment adviser to certain Existing Affiliated Funds listed on Schedule A pursuant to investment advisory agreements with such entities. Muzinich has aggregate regulatory assets under management of approximately $27.3 billion as of December 31, 2024. Each of BDC I Adviser, MLend Adviser, and the UK Manager are direct majority-owned subsidiaries of Muzinich, and each of Muzinich Ireland and Muzinich SGR are indirect majority-owned subsidiaries of Muzinich. Pursuant to resource sharing agreements with each of BDC I Adviser, MLend Adviser and the UK Manager (each, a “Resource Sharing Agreement”), Muzinich makes experienced investment professionals and services available to BDC I Adviser, MLend Adviser, and the UK Manager so as to enable the respective Adviser to fulfill its obligations under their respective advisory agreements. The employees furnished by Muzinich under the Resource Sharing Agreements render advice in their capacity as persons associated with Muzinich and subject, in that capacity, to the supervision of BDC I Adviser, MLend Adviser or the UK Manager, as applicable.

Each Existing Regulated Fund and Existing Affiliated Fund has one of the Existing Advisers as its investment adviser.

Other than BDC I Adviser, MLend Adviser, and Muzinich (each of which is a registered investment adviser with the Commission under the Advisers Act), each of the Existing Advisers are foreign private advisers under the Advisers Act that are not registered as investment advisers with the Commission. However, all of the Applicants’ investment activities are conducted within a global, centralized investment committee and allocation process, which is overseen by a unified global compliance program that has complete transparency into the activities of all of the Advisers from within the U.S., regardless of their regulatory status under the Advisers Act. Please see Schedule A for the list of Affiliated Funds and their Advisers as of the date of this Application.

C. The Existing Affiliated Funds

The Existing Advisers are the investment advisers to the Existing Affiliated Funds. A complete list of the Existing Affiliated Funds is included in Schedule A. Each of the Existing Affiliated Funds is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.12

III. ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”13 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[12]	In the future, the Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.
[13]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). BDC I Adviser, MLend Adviser, and the UK Manager are each majority-owned by Muzinich, and each of Muzinich Ireland and Muzinich SGR are wholly owned by the UK Manager; therefore, each of the Existing Advisers are affiliated persons of each other. Accordingly, with respect to the Existing Advisers and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.14

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,15 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,16 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.17

4. No Remuneration. Any transaction fee18 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

[14]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[15]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.
[16]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.
[17]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[18]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.19

6. Dispositions:

(a) Prior to any Disposition20 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.21

7.Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

[19]	The Affiliated Entities may adopt shared Co-Investment Policies.
[20]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[21]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).22

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).23 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[22]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.
[23]	See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc., et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

VI. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

Paul Fehre

Muzinich & Co., Inc.

450 Park Avenue

New York, New York 10022

(212) 888-3413

compliance@muzinich.com

Copies to:

Steven B. Boehm, Esq.

Payam Siadatpour, Esq.

Anne G. Oberndorf, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

Telephone: (202) 383-0100

anneoberndorf@eversheds-sutherland.us

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 17th day of December, 2025.

MUZINICH BDC, INC.; MUZINICH CORPORATE LENDING INCOME FUND, INC.

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Chief Financial Officer

MUZINICH BDC ADVISER, LLC; MUZINICH DIRECT LENDING ADVISER, LLC

By: Muzinich & Co., Inc., its Managing Member

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Chief Operating Officer

MUZINICH & CO., INC.

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Chief Operating Officer

MUZINICH BDC HOLDINGS, LLC; MUZINICH CORPORATE LENDING HOLDINGS, LLC

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Chief Financial Officer and Treasurer

MUZINICH & CO. (IRELAND) LIMITED; MUZINICH & CO. LTD.

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Global Chief Operating Officer

MUZINICH & CO. SGR S.P.A.

By:	/s/ Gianluca Oricchio
Name:	Gianluca Oricchio
Title:	Chief Executive Officer

MLOAN (ITALY)

By: Muzinich & Co. SGR S.p.A., its Alternative Investment Fund Manager

By:	/s/ Gianluca Oricchio
Name:	Gianluca Oricchio
Title:	Chief Executive Officer

MLOAN SICAV, S.A.; MUZINICH EUROPEAN PRIVATE CREDIT ELTIF SICAV, S.A.; MUZINICH AVIATION SPECIAL OPPORTUNITIES I, SCSP

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Director

MUZINICH ALTERNATIVE INVESTMENT FUNDS, SCSP-RAIF – THE NEST SUB FUND

By: Muzinich Alternative Investment Funds General Partner, S.à r.l., its General Partner

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Manager

MUZINICH US PRIVATE DEBT II, SCSP

By: Muzinich US Private Debt II General Partner, S.à r.l., its General Partner

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Manager

MUZINICH US PRIVATE DEBT-W LP

By: Muzinich US Private Debt-W GP LLC, its General Partner
By: Muzinich & Co., Inc., its Sole Member

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Chief Operating Officer

MUZINICH PAN-EUROPEAN PRIVATE DEBT II, SCSP

By: Muzinich Pan-European Private Debt II General Partner, S.à. r.l., its General Partner

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Manager

MUZINICH PAN-EUROPEAN PRIVATE DEBT FUND III, SCSP

By: Muzinich Pan-European Private Debt III General Partner, S.à. r.l., its General Partner

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Manager

MUZINICH DIVERSIFIED ENTERPRISES CREDIT II, SCSP

By: Muzinich Diversified Enterprises Credit II General Partner, S.à r.l., its General Partner

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Manager

MUZINICH DIVERSIFIED ENTERPRISES CREDIT III, SCSP

By: Muzinich Diversified Enterprises Credit III General Partner, S.à r.l., its General Partner

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Manager

MUZINICH ASIA PACIFIC PRIVATE DEBT I, SCSP

By: Muzinich Asia Pacific Private Debt I General Partner, S.à r.l., its General Partner

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Manager

TYERSALL REAL ASSETS PRIVATE DEBT, SCSP

By: Tyersall Real Assets Private Debt General Partner, S.à r.l., its General Partner

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Manager

VERIFICATION

The undersigned states that he has duly executed the attached Application dated December 17, 2025 for and on behalf of the Applicants, as the case may be, that he holds the office with each such entity as indicated below, and that all actions by stockholders, officers, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

MUZINICH BDC, INC.; MUZINICH CORPORATE LENDING INCOME FUND, INC.

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Chief Financial Officer

MUZINICH BDC ADVISER, LLC; MUZINICH DIRECT LENDING ADVISER, LLC

By: Muzinich & Co., Inc., its Managing Member

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Chief Operating Officer

MUZINICH & CO., INC.

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Chief Operating Officer

MUZINICH BDC HOLDINGS, LLC; MUZINICH CORPORATE LENDING HOLDINGS, LLC

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Chief Financial Officer and Treasurer

MUZINICH & CO. (IRELAND) LIMITED; MUZINICH & CO. LTD.

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Global Chief Operating Officer

MUZINICH & CO. SGR S.P.A.

By:	/s/ Gianluca Oricchio
Name:	Gianluca Oricchio
Title:	Chief Executive Officer

MLOAN (ITALY)

By: Muzinich & Co. SGR S.p.A., its Alternative Investment Fund Manager

By:	/s/ Gianluca Oricchio
Name:	Gianluca Oricchio
Title:	Chief Executive Officer

MLOAN SICAV, S.A.; MUZINICH EUROPEAN PRIVATE CREDIT ELTIF SICAV, S.A.; MUZINICH AVIATION SPECIAL OPPORTUNITIES I, SCSP

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Director

MUZINICH ALTERNATIVE INVESTMENT FUNDS, SCSP-RAIF – THE NEST SUB FUND

By: Muzinich Alternative Investment Funds General Partner, S.à r.l., its General Partner

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Manager

MUZINICH US PRIVATE DEBT II, SCSP

By: Muzinich US Private Debt II General Partner, S.à r.l., its General Partner

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Manager

MUZINICH US PRIVATE DEBT-W LP

By: Muzinich US Private Debt-W GP LLC, its General Partner
By: Muzinich & Co., Inc., its Sole Member

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Chief Operating Officer

MUZINICH PAN-EUROPEAN PRIVATE DEBT II, SCSP

By: Muzinich Pan-European Private Debt II General Partner, S.à. r.l., its General Partner

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Manager

MUZINICH PAN-EUROPEAN PRIVATE DEBT FUND III, SCSP

By: Muzinich Pan-European Private Debt III General Partner, S.à. r.l., its General Partner

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Manager

MUZINICH DIVERSIFIED ENTERPRISES CREDIT II, SCSP

By: Muzinich Diversified Enterprises Credit II General Partner, S.à r.l., its General Partner

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Manager

MUZINICH DIVERSIFIED ENTERPRISES CREDIT III, SCSP

By: Muzinich Diversified Enterprises Credit III General Partner, S.à r.l., its General Partner

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Manager

MUZINICH ASIA PACIFIC PRIVATE DEBT I, SCSP

By: Muzinich Asia Pacific Private Debt I General Partner, S.à r.l., its General Partner

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Manager

TYERSALL REAL ASSETS PRIVATE DEBT, SCSP

By: Tyersall Real Assets Private Debt General Partner, S.à r.l., its General Partner

By:	/s/ Paul Fehre
Name:	Paul Fehre
Title:	Manager

Resolutions of the Board of Directors of Muzinich BDC, Inc.

WHEREAS, the BDC I Board has reviewed the application for an order of exemptive relief (the “Exemptive Application”) involving BDC I and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Schedule A, for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of BDC I, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form provided to the BDC I Board in connection with this meeting; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of BDC I, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of BDC I in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of BDC I; and

FURTHER RESOLVED, that any officer of BDC I be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers shall be the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Compliance Officer, the Secretary, and the Treasurer of BDC I (collectively, the “Authorized Officers”).

(Adopted by the Board of Directors on November 7, 2025)

Resolutions of the Board of Directors of Muzinich Corporate Lending Income Fund, Inc.

WHEREAS, the MLend Board has reviewed the application for an order of exemptive relief (the “Exemptive Application”) involving MLend and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Schedule A, for an order of the Commission pursuant to Section 57(i) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of MLend, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form provided to the MLend Board in connection with this meeting; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of MLend, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of MLend in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of MLend; and

FURTHER RESOLVED, that any officer of MLend be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers shall be the Chief Executive Officer, the Chief Financial Officer, the Chief Compliance Officer, and the Secretary of MLend (collectively, the “Authorized Officers”).

(Adopted by the Board of Directors on November 7, 2025)

Schedule A

Existing Affiliated Funds

Entities Advised by Muzinich & Co. Ltd.:

Muzinich Aviation Special Opportunities I, SCSp

MLoan SICAV, S.A.

Tyersall Real Assets Private Debt, SCSp

Muzinich European Private Credit ELTIF SICAV, S.A.

Muzinich Asia Pacific Private Debt I, SCSp

Muzinich Diversified Enterprises Credit III, SCSp

Muzinich Pan-European Private Debt II, SCSp

Muzinich Pan-European Private Debt Fund III, SCSp

Entities Advised by Muzinich & Co. SGR S.p.A.:

MLoan (Italy)

Muzinich Diversified Enterprises Credit II, SCSp

Entities Advised by Muzinich & Co., Inc.:

Muzinich US Private Debt II, SCSp

Muzinich US Private Debt-W LP

Muzinich Alternative Investment Funds, SCSp-RAIF – The NEST Sub-Fund